UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Jones & Co., Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Louisiana Street, Suite 900

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robbi Jones 713-353-4688

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Company

(Name – if individual, state last, first, middle name)

9300 South Dadeland Boulevard, Ste 600	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Robbi Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Jones & Co., Ltd., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DOZY CRYER
Notary Public, State of Texas
Comm. Expires 02-26-2022
Notary ID 794180

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kipling Jones & Co., Ltd.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year-Ended December 31, 2017

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of the Rule 17a-5 of the Securities and Exchange Commission

Table of Contents

Report of Independent Registered Public Accounting Firm

KABAT SCHERTZER
DE LA TORRE TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Kipling Jones & Co., Ltd.'s financial statements. The supplemental information is the responsibility of Kipling Jones & Co., Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

This is the first year we have served as Kipling Jones & Co., Ltd.'s auditor's.

Miami, Florida

March 29, 2018

2

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

Kipling Jones & Co., Ltd.
Statement of Financial Condition
December 31, 2017

Assets

Cash and Cash Equivalents	$ 160,880
Certificates of Deposit	79,840
Deposits	4,000
Total Assets	**$ 244,720**

Liabilities and Partners' Capital

Wages Payable	$ 55,000
Payroll Taxes Payable	18,721
Total Liabilities	73,721
Partners' Capital	170,999
Total Liabilities and Partners' Capital	**$ 244,720**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Operations
December 31, 2017

Revenues:

Advisory Fees	$ 258,025
Other Income	22,992
Total Revenues	**281,017**

Expenses:

Compensation and Related Costs	364,361
Travel	64,134
Occupancy and Equipment	47,972
Communications	2,221
Regulatory Fees	17,636
Professional Fees	46,559
Other Expenses	17,989
Total Expenses	**560,872**
Net Loss	**$ (279,855)**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Changes in Partners' Capital
December 31, 2017

	General Partner	Class A Partners	Class B Partners	Total
Balance at January 1, 2017	$ 17,993	$ (118,488)	$ 431,349	$ 330,854
Partners' Contribution	120,000	-	-	120,000
Net Loss	(2,799)	(251,869)	(25,187)	(279,855)
Balance at December 31, 2017	$ 135,194	$ (370,357)	$ 406,162	$ 170,999

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Cash Flows
For The Year-Ended December 31, 2017

Cash Flows from Operating Expenses:		
Net Loss	$	(279,855)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in Assets and Liabilities		
Decrease in Certificates of Deposits		25,549
Decrease in Prepaid Expenses		900
Decrease in Clearing Deposit		20
Increase in Wages and Payroll Taxes Payable		43,854
Net cash used in operating activities		(209,532)
Cash Flows from Financing Activities:		
Partners' Contributions		120,000
Net cash provided by financing activities		120,000
Decrease in Cash and Cash Equivalents		(89,532)
Cash and Cash Equivalents, beginning of year		250,412
Cash and Cash Equivalents, end of year	$	160,880

The accompanying notes are an integral part of these financial statements.

Note 1   <u>Nature of Business</u>

Nature of Business:

Kipling Jones & Co., Ltd. (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides Financial Advisory and Municipal Underwriting Services to public institutions located throughout the United States.

The Partnership operates pursuant to Section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provision of that Rule. The Partnership does not hold customer funds or securities, but as an Introducing Broker/Dealer, and will clear all transactions on behalf of customers on a fully-disclosed basis through a clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing Broker/Dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Partnership is currently in negotiation with a new clearing firm.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

Note 2   <u>Summary of Significant Accounting Policies:</u>

<u>Basis of Accounting:</u>

The preparation of financial statements in conformity with US Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period.

Kipling Jones & Co., Ltd.
Notes to Financial Statements
December 31, 2017

Fair Value of Financial Instruments:

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents:

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition:

The Partnership records municipal underwriting income and advisory fees when earned under the respective agreements at closing. Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Property and Equipment:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five years.

Income Taxes:

Taxable income (loss) of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Partnerships' conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, State and local tax authorities may examine the Partnerships' tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2017.

Note 3: -   Net Capital Requirements:

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Partnership had net capital and net capital requirements of $96,873 and $100,000 respectfully.   The Partnership's net ratio to aggregate indebtedness was 74 to 1. As of December 31, 2017, The Partnership had a deficit in its net capital filing requirement. As of the date of these financial statements this deficit still had not been rectified, and it is unknown what actions FINRA might take in this matter.

Note 4:   Possession or Control:

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedure followed in adhering to the exemptive provision of (SEC) Rule 15c3-(k)(2)(i).

Note 5:   Property and Equipment:

Property and equipment consists of equipment at a cost of $1,500, less accumulated depreciation of $1,500.

Note 6:   Office Leases:

The Partnership leases office space under three operating leases on a month to month basis.   Office rent expense for the year was $28,124 and is reflected in the accompanying Statement of Operations as Occupancy and Equipment Costs.

Note 7:   Risks and Uncertainties:

In the ordinary course of business, the Partnership has entered into transactions with third parties to provide, for their benefit, certain advisory transactions. These transactions result in the Partnership billing these third parties for the Partnership's services. Management is not aware of any claims that will create a loss or a future obligation of the Partnership with regards to these transactions.

Note 8: **Contingencies:**

There is currently a legal proceeding against the Partnership (See Note 10), however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 9: **Date of management review:**

The Partnership has evaluated subsequent events through March 29, 2018, the date the financial statements were available to be issued. There has been one subsequent event as of the date the financial statements were available to be issued that needs to be disclosed. Refer to Note 10 for a description of the event.

Note 10: **Subsequent event:**

Subsequent to December 31, 2017, the Company retained a law firm to represent them in a disciplinary proceeding with FINRA. The proceeding relates to certain bookkeeping and financial reporting issues during the year 2014. The proceeding does not involve any issues with customers or transactions in securities. As of the date of these financial statements FINRA has not proposed any monetary damages. In the opinion of management the ultimate outcome will not have a significant impact on the operations of the Company.

SCHEDULE I

Kipling Jones & Co., Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of Net Capital

Stockholder's Equity			$ 170,799
Non-Allowable Assets			
XX	$ (73,840)		
XX	xxx		
XX	xxx		
Total Non-Allowable Assets		$ (73,840)	
Haircuts on Securities Positions			
Securities Haircuts	$ (286)		
Undue Concentration Charges	xxx		
Total Haircuts on Securities Positions		$ (286)	
Net Allowable Capital			$ 96,873

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 4,915
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	100,000
Net Capital Requirement	100,000
Excess Net Capital	(3,127)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 73,721
Percentage of Aggregate Indebtedness to Net Capital	74%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2017	$ 96,873
Adjustments	
Increase (Decrease) in Equity	00
(Increase) Decrease in Non-Allowable Assets	00
(Increase) Decrease in Securities Haircuts	00
Net Capital per Audit	$ 96,873
Reconciled Difference	$ 00

See independent registered public accounting firm's report regarding supplementary .information.

Kipling Jones & Co., Ltd.
SCHEDULE II

**STATEMENT ON EXEMPTION FROM THE
COMPUTATION FOR THE DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2017

The Partnership claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Partnership was in compliance with conditions of the exemption for the year ended December 31, 2017

See independent registered public accounting firm's
report regarding supplementary .information.

Kipling Jones & Co., Ltd.
SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

Kipling Jones & Co., Ltd. claims exemption from the requirements of Rule 15c-3-3 under Section (k)(2)(i) of the Rule.

The Partnership is in compliance with the conditions of the exemption for the year ended December 31, 2017.

See independent registered public accounting firm's
report regarding supplementary .information.

KABAT· SCHERTZER
DE LA TORRE· TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Kipling Jones & Co., Ltd. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Kipling Jones & Co., Ltd. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (i) and Kipling Jones & Co., Ltd. stated that Kipling Jones & Co., Ltd. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Kipling Jones & Co., Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kipling Jones & Co., Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & CO.

Miami, Florida

March 29, 2018

14

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

Kipling Jones & Co., Ltd.
Exemption Report Pursuant to SEC Rule 17a-5
Of the Securities and Exchange Act of 1934

For the year ended December 31, 2017

Kipling Jones & Co., Ltd. is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the Partnership's knowledge and belief the company states the following:

Kipling Jones & Co., Ltd. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Partnership claims an exemption from SEC Rule 15c3-3.

The Partnership has met the identified exemption provision for the year ended December 31, 2017, without exemption.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.



Robby Jones
President

15